UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on TDS Telecom Launches WiMAXTM Services in the U.S. with Alvarion's 4MotionTM. Dated January 22nd, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22nd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

TDS Telecom Launches WiMAX™ Services in the U.S. with
Alvarion’s 4Motion™

National telecommunications carrier delivering primary voice and data leveraging QoS of Alvarion's 802.16e solution

TEL AVIV, Israel January 22, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that TDS Telecommunications Corp. (TDS), a ranking national telecommunications provider has launched advanced broadband services using its IEEE 802.16e 4Motion™ solution at the 2.5 GHz frequency band.

“With both our residential and business customers, we are sensitive to our responsibility as a primary voice provider to our communities,” said Lisa Cvengros, executive vice president and CTO of TDS. “Using VoIP to provide critical primary voice requires both reliability and quality. The challenge is compounded by bundling data and voice in the same pipe. Alvarion’s Mobile WiMAX™ solution has reliability for critical services like primary voice, as well as offering excellent quality of service (QoS), and enables us to create multiple unique service profiles and prioritizations per customer.”

“With the QoS capabilities of 4Motion, TDS is able to bundle primary voice and data, a strong indication of our technology superiority,” remarked Greg Daily, president of Alvarion, Inc. “In fact, this deployment exceeded expectations because our professional services team was able to accomplish this with the indoor Si, even with terrain like Madison.”

Voice services are one of the multiple services enabled through Alvarion’s Mobile WiMAX solution. With its award-winning BreezeMAXTM as its radio access network (RAN), 4Motion supports up to eight customizable service profiles per subscriber, granting TDS the ability to tailor bundled double play service packages and apply varying levels of traffic classification and priority at both the subscriber and network levels.

TDS’s WiMAX network deploys both self-install (Si) and outdoor-mounted subscriber terminals that connect to Alvarion’s base stations, which implement STC (space-time coding) and MRC (maximum radio combining) 4th order diversity. The local terrain is characterized by rolling hillsides and extensive tree coverage. In the initial planning stage, TDS did not intend to use the Si indoor subscriber out of concern that the terrain obstacles might prevent reliable connections for primary voice. However, leveraging the combination of the 4th order diversity base stations and the patent-pending advanced antenna technology in the Si subscriber terminal, strong and reliable link budgets were achieved to enable use of the Si in almost 30% of the customer base.

About TDS Telecom

TDS Telecommunications Corp, a growing national company headquartered in Madison, Wis., brings high-quality, voice and data communications services to rural and suburban communities in 30 states through its brands TDS Telecom (ILEC) and TDS Metrocom (CLEC). The company provides service for more than 1.2 million access line equivalents. Visit www.tdstelecom.com and www.tdsmetro.com for more information.

TDS Telecommunications Corp. is part of the Telephone and Data Systems, Inc. (AMEX: TDS) family of companies. Telephone and Data Systems is a diversified telecommunications corporation founded in 1969. Through its strategic business units U.S. Cellular and TDS Telecom, Telephone and Data Systems provides wireless, local telephone and broadband service to customers in rural and suburban markets around the country. The company employs approximately 11,600 people and serves more than 7.2 million wireless and local telephone customers in 36 states. Visit www.teldta.com for more information.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.